Filed pursuant to Rule 433
Registration Statement Nos. 333-137120, 333-137120-01, 333-137120-02, 333-137120-03,
333-137120-04, 333-137120-05, 333-137120-06, 333-137120-07 and 333-137120-08

FLORIDA POWER & LIGHT COMPANY

Pricing Term Sheet

January 10, 2008

Issuer:  Florida Power & Light Company

Underwriting Agreement dated January 10, 2008

Bonds:
Designation:	First Mortgage Bonds, 5.95% Series due February 1, 2038
Legal Format:	SEC Registered
Principal Amount:	$600,000,000
Date of Maturity:	February 1, 2038
Interest Payment Dates:	Each February 1 and August 1, beginning August 1, 2008
Coupon Rate:	5.95%
Price to Public:	99.456% of the principal amount thereof
Treasury Benchmark:	4.75% due February 15, 2037
Benchmark Price:	105-18
Benchmark Yield:	4.409%
Spread to Benchmark Treasury:	158 basis points
Reoffer Yield:	5.989%
Trade Date:	January 10, 2008
Settlement Date:	January 16, 2008
CUSIP / ISIN Number:	341081 FA0 / US341081FA03
Expected Credit Ratings:*
Moody’s Investors Service Inc.	“Aa3” (stable outlook)
Standard & Poor’s Ratings Services	“A” (stable outlook)
Fitch Ratings	“AA-” (stable outlook)
Make-Whole Call:	At any time at 100% plus Make-Whole Premium at discount rate equal to Treasury Yield plus 25 basis points.

Joint Book-Running Managers:

Calyon Securities (USA) Inc.
Citigroup Global Markets Inc.
Morgan Stanley & Co. Incorporated
Wachovia Capital Markets, LLC

Co-Managers:

BNY Capital Markets, Inc.
Deutsche Bank Securities Inc.
HSBC Securities (USA) Inc.
KeyBanc Capital Markets Inc.
Lazard Capital Markets LLC
Wells Fargo Securities, LLC

___________________
*    A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Calyon Securities (USA) Inc. toll-free at 1-866-807-6030, Citigroup Global Markets Inc. toll-free at 1-877-858-5407, Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649, or Wachovia Capital Markets, LLC toll-free at 1-800-326-5897.